Contact

www.linkedin.com/in/adam-scheiner-97078317 (LinkedIn)
www.facebook.com/TheArtistTheOlympian (Other)
www.imdb.com/name/nm3692354/ (Other)

Top Skills

Film Production
Film
Screenwriting

Adam Scheiner

Filmmaker
New York

Summary

Film Production

Specialties: Screenwriting, Scripted Directing, Photography, Film and Video Editing, Delegation, Budgeting, Scheduling, Negotiating, Union Contracts, Set Design and Construction

Experience

One of a Kind Films Inc.

13 years 3 months

The Weight

May 2009 - Present (13 years 3 months)
Brooklyn, NY

theweightfeaturefilm.com

AWARDS for the Screenplay
- Filmmakers International Screen Awards: Diamond Prize Winner (Drama)
-World Series of Screenwriting: Gold Prize for Drama
-Final Draft Big Break Contest: Semi-Finalist
-Screenplay Fest: Semi-Finalist
-2018 Finish Line Script Competition: Currently in Quarter-Finals (Contest still ongoing)
-2018 Page International Screenwriting Contest: Quarter Finalist
-Spring 2018 Screencraft film fund: Quarter-Finalist (Contest still ongoing)
-Atlanta Film Festival Screenplay Competition: Quarter-Finalist
-We Screenplay Festival: Quarter-Finalist
-Hollywood Dreamz International Film Festival and Writers' Celebration - Selected

Writer, Producer, and Director

March 2020 - Present (2 years 5 months)
Greater New York City Area

Short Film: Over 250k views on https://www.youtube.com/watch?v=rtynFQwMfP4 and https://vimeo.com/62019022

Freelance
Production Coordinator
April 2015 - May 2019 (4 years 2 months)

Specialties are in logistical coordination, research and development, and creative writing.
Along with the positions noted - also have extensive experience in Commercials, Independent film, coordinating crew and logistics for photo shoots, music videos, and small business videos.

Education

Temple University
Bachelor of Fine Arts (BFA), Minor in Psychology, Film and Media Arts and Cognitive Neuroscience · (2007 - 2010)